Exhibit 99.2

Lion Group HOLDING LTD.

cONDENSED Consolidated Balance SheetS

	June 30,	December 31,
	2020	2019
	(Unaudited)

Assets
Cash and cash equivalents	$8,111,409	$6,388,978
Restricted cash - Bank balances held on behalf of customers	1,470,486	2,192,201
Securities owned, at fair value	9,424	180,201
Derivatives, at fair value	11,069	194,110
Receivables from broker-dealers and clearing organizations	18,703	20,409
Receivables from broker-dealers and clearing organizations - customer accounts	2,182,623	1,664,552
Commissions receivable	60,839	88,560
Short-term loans receivable	2,087,593	1,637,310
Other receivable	306,368	166,064
Prepaids,deposits and other	452,385	510,291
Fixed assets, net	53,186	73,688
Intangible asset	86,762	67,964
Other assets	219,558	233,343
Deferred taxes	198	677

Total assets	$15,070,603	$13,418,348

Liabilities and Equity
Liabilities
Payables to customers	$3,044,689	$3,853,693
Payable to broker-dealers	607,132	-
Commissions payable	16,953	29,439
Dividends payable	-	385,901
Other payables	1,149,637	417,445
Short-term borrowings	621,101	1,412,570
Short-term borrowings from related party	-	128,415

Total liabilities	5,439,512	6,227,463

Commitments and Contingencies

Equity
Preferred shares, $0.0001 par value, 50,000,000 shares authorized, none issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	$-	$-

Class A ordinary shares, $0.0001 par value, 300,000,000 shares authorized, 7,647,962 and 3,140,388 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively (i)	765	314

Class B ordinary shares, $0.0001 par value, 150,000,000 shares authorized, 9,751,214 and 3,949,993 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively (i)	975	395

Additional paid in capital (i)	7,649,772	7,605,034
Retained earnings (accumulated deficit)	1,996,974	(376,903)
Accumulated other comprehensive income (losses)	(17,395)	(37,955)

Total equity	9,631,091	7,190,885

Total liabilities and equity	$15,070,603	$13,418,348

(i)	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Lion Group HOLDING LTD.

CONDENSED Consolidated Statements of Operations and Comprehensive Income

(UNAUDITED)

	Six Months Ended June 30,
	2020	2019

Revenues
Insurance brokerage commissions	$638,574	$1,820,214
Futures and securities brokerage commissions	565,517	1,457,232
Market making commissions and fees	2,717,614	3,840,917
Trading gains (losses)	2,337,607	739,060
Interest and other	171,204	149,818
	6,430,516	8,007,241

Expenses
Commissions	762,061	2,275,430
Compensation	1,486,160	1,017,639
Occupancy	323,224	236,701
Communication and technology	469,662	365,576
General and administrative	292,788	320,507
Professional fees	153,853	62,622
Services fees	231,785	164,414
Interest	79,343	979
Depreciation	21,992	24,312
Marketing	199,948	248
Other operating	32,502	23,686
	4,053,318	4,492,114

Income before income taxes	2,377,198	3,515,127

Income tax expense	(3,321)	(59,993)

Net income	$2,373,877	$3,455,134

Other comprehensive income

Foreign currency translation adjustment	20,560	(39,839)

Comprehensive income	$2,394,437	$3,415,295

Earnings per share - basic and dilutive (i)	$0.32	$0.49

Weighted average number of ordinary shares (i)	7,461,884	7,090,381

(i)	Share and per share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Lion Group HOLDING LTD.

CONDENSED consolidated Statements of Changes in Equity

(UNAUDITED)

							Retained	Accumulated
	Class A		Class B		Additional	Receivable	earnings	other
	Ordinary Shares (i)		Ordinary Shares (i)		Paid in	from	(Accumulated	comprehensive
	Shares	Amount	Shares	Amount	Capital (i)	Shareholder	deficit)	income (loss)	Total

Balance at January 1, 2020	3,140,388	$314	3,949,993	$395	$7,605,034	$-	$(376,903)	$(37,955)	$7,190,885
Effect of reverse recapitalization, net of costs	3,357,574	336	5,801,221	580	44,853	-	-	-	45,769
Conversion of rights to ordinary shares upon the reverse recapitalization	1,150,000	115	-	-	(115)	-	-	-	-
Net income	-	-	-	-	-	-	2,373,877	-	2,373,877
Other comprehensive income	-	-	-	-	-	-	-	20,560	20,560

Balance at June 30, 2020	7,647,962	$765	9,751,214	$975	$7,649,772	$-	$1,996,974	$(17,395)	$9,631,091

Balance at January 1, 2019	3,140,388	$314	3,949,993	$395	$12,503,046	$(3,022,606)	$(3,598,639)	$(113,592)	$5,768,918
Net income	-	-	-	-	-	-	3,455,134	-	3,455,134
Other comprehensive income	-	-	-	-	-	-	-	(39,839)	(39,839)

Balance at June 30, 2019	3,140,388	$314	3,949,993	$395	$12,503,046	$(3,022,606)	$(143,505)	$(153,431)	$9,184,213

(i)	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1

The accompanying noted are an integral part of the unaudited condensed consolidated financial statements.

Lion Group HOLDING LTD.

CONDENSED Consolidated Statements of Cash Flows

(UNAUDITED)

	Six months ended June 30,
	2020	2019

Cash Flows from Operating Activities
Net income	$2,373,877	$3,455,134
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	21,992	24,312
Deferred taxes	479	1,960
(Increase) decrease in operating assets
Securities owned	170,777	759,404
Derivatives assets	183,041	-
Receivables from broker-dealers and clearing organizations	1,706	540,382
Receivables from broker-dealers and clearing organizations - customer accounts	(518,071)	761,404
Commissions receivable	27,721	43,046
Prepaids, deposits and other assets	(88,761)	(142,378)
Increase (decrease) in operating liabilities
Payables to customers	(809,003)	(1,938,207)
Payables to broker-dealers	607,132	-
Commissions payable	(12,486)	(73,178)
Other payables	102,931	32,257
Derivatives liabilities	-	725,274

Net cash provided by operating activities	2,061,335	4,189,410

Net Cash Used in Investing Activities
Purchases of fixed assets	-	(9,832)
Acquisition of Trademarks	(5,188)	-
Short term loans receivable	(442,485)	-

Net cash used in investing activities	(447,673)	(9,832)

Cash Flows from Financing Activities
Cash acquired in the reverse recapitalizaiton	2,476,198	-
Payments for reverse recapitalization and ordinary shares issuance costs	(1,802,105)	-
Dividends paid	(385,901)	-
Repayment of Short-term borrowings	(791,469)	-
Repayment of Short-term borrowings from related party	(128,415)	-
Advances from shareholder	1,426,107	1,500,567
Repayment of advances to shareholder	(1,426,107)	(1,500,567)
Advances to shareholder	-	(4,432,953)

Net cash used in financing activities	(631,692)	(4,432,953)

Effect of Exchange Rate Changes on Cash and Restricted Cash	18,746	(39,997)

Net Change in Cash and Restricted Cash	1,000,716	(293,372)

Cash and Restricted Cash - Beginning of Period	8,581,179	7,108,158

Cash and Restricted Cash - End of Period	$9,581,895	$6,814,786

Noncash Investing and Financing Activities
Net liabilities acquired in the reverse recapitalization	$57,754	$-
Increase in payables for ordinary shares isssuance costs	$570,571	$-
Transfer from other assets to intangible assets	$13,287	$-

Supplemental disclosure of cash flow information
Cash paid for interest	$73,168	$-
Cash paid for income taxes	$-	$1,520

The accompanying noted are an integral part of the unaudited condensed consolidated financial statements.

Lion Group HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

Note 1 - Organization and Principal Activities

Lion Group Holding Ltd. (the “Company”, “Lion” or “LGHL”) is a company with limited liability registered as an exempted company in the Cayman Islands. The Company’s registered office is at 89 Nexus Way, Camana Bay, Grand Cayman, KY1- 9009, Cayman Islands. The Company’s principal executive office is located at Unit A-C, 33/F, Tower A, Billion Center, 1 Wang Kwong Road, Kowloon Bay, Hong Kong.

The Company and its subsidiaries (collectively referred to as the “Group”) provide securities, futures and derivatives brokerage services, insurance brokerage services and market maker trading services. As a result of the transaction described below, the Company’s ordinary shares and warrants started to be traded on the NASDAQ Capital Market under the ticker symbols LGHL and LGHLW, respectively on June 17, 2020. Each American Depositary Shares (“ADSs”) of the Company represents one Class A ordinary share.

Reverse Recapitalization

The Company was incorporated on February 11, 2020 for the sole purpose of consummating the business combination described further below. A business combination agreement dated March 10, 2020, as amended and restated on May 12, 2020 (the “Business Combination Agreement”), was entered into by and among the Company, Proficient Alpha Acquisition Corp., a Nevada corporation (“PAAC”), Lion MergerCo I, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (the “Merger Sub”), Lion Financial Group Limited, a corporation organized under the laws of the British Virgin Islands (“LFGL”), each of the holders of LFGL’s outstanding capital shares (collectively, the “Sellers”) and the other parties thereto, which, among other things, provides for (a) the merger of Merger Sub with and into PAAC (the “Merger”), with PAAC surviving the Merger and the stockholders of PAAC becoming equity holders of the Company and (b) immediately prior to the effectiveness of the Merger, the exchange of 100% of the outstanding ordinary shares of LFGL by the Sellers for capital shares of the Company, (c) adoption of the Company’s amended and restated memorandum and articles of association, and (d) appointment of the members of the Company board of directors after the closing of the Merger (collectively, the “Business Combination”).

The Exchange Consideration is equal to without duplication (i) $125,000,000, plus (or minus, if negative) (ii) LFGL’s net working capital less a target net working capital of $815,000, minus (ii) the aggregate amount of any outstanding indebtedness, net of cash and cash equivalents, of LFGL and its subsidiaries, and minus (iii) the amount of any unpaid transaction expenses of LFGL, with each LGHL ordinary share issued to the Sellers valued at a price per share equal the price at which each share of PAAC common stock is redeemed, i.e. $10.185 per share; except that 30% of the Exchange Shares otherwise issuable to the Sellers at the closing is set aside in escrow until released upon the satisfaction of certain financial milestones and 15% of the Exchange Shares otherwise issuable to the Sellers at the Closing is set aside in escrow to satisfy post-closing purchase price adjustments and indemnification claims.

On June 16, 2020, the Company consummated the Business Combination pursuant to the terms of the Business Combination Agreement (the “Closing”) and each of PAAC and LFGL became a wholly-owned subsidiary of the Company and the Company became a new public company owned by the prior stockholders of PAAC and the prior shareholders of LFGL, where each outstanding share of PAAC common stock has been exchanged for one Class A ordinary share of the Company, each outstanding warrant of PAAC has been exchanged for one warrant of the Company and each outstanding right of PAAC has been exchanged for one-tenth of one Class A ordinary share of the Company, resulting in 4,507,574 Class A ordinary shares being issued to PAAC and 17,795,000 warrants being issued to PAAC stockholders; and where the Company acquired all of the issued and outstanding shares of LFGL, i.e. 50,000 ordinary shares of LFGL from each of LFGL shareholders, in exchange for 12,891,602 ordinary shares (including 3,140,388 Class A and 9,751,214 Class B, “Exchange Shares”) of the Company.

The business combination was accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles. Under this method of accounting, LGHL and PAAC are treated as the “acquired” company for financial reporting purpose. This determination was primarily based on LFGL comprising the ongoing operations of the combined company, LFGL’s senior management comprising the senior management of the combined company, and LFGL’s stockholders having a majority of the voting power of the combined company. Accordingly, for accounting purposes, LFGL is deemed the accounting acquirer in the transaction. The transaction is not a business combination because neither PAAC nor LGHL was a business under ASC 805. Consequently, the transaction is treated as the equivalent of LFGL issuing stock for the net monetary assets of PAAC, accompanied by a recapitalization of LFGL. Accordingly, the consolidated assets, liabilities and results of operations of LFGL are the historical financial statements of the combined company, and LGHL and PAAC’s assets, liabilities and results of operations are consolidated with LFGL beginning on June 16, 2020.

Lion Group HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

Note 1 - Organization and Nature of Business (Continued)

The consolidated financial statements are prepared as a continuation of the financial statements of LFGL, the acquirer and predecessor, with retrospective adjustments to give effect of the reverse recapitalization. The equity is restated using the exchange ratio of 141.81 established in the reverse recapitalization transaction, which is 7,090,381 (the number of Exchange Shares excluding Escrow Shares, see below) divided by 50,000, to reflect the equity structure of the legal acquirer, LGHL. Earnings per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio.

The par value of ordinary shares was adjusted retrospectively from $0 to $709, and the difference of $709 was adjusted retrospectively as additional paid-in capital as of January 1, 2019. The consolidated statements of changes in equity for the six months ended June 30, 2020 and 2019 were also adjusted retrospectively to reflect this change. The weighted average number of ordinary shares outstanding used in computing earnings per share - basic and diluted was adjusted retrospectively from 50,000 to 7,090,381 for the six months ended June 30, 2019. The earnings per share before and after the retrospective adjustments are as follows.

	Six Months Ended June 30, 2019
	Before adjustment	After adjustment

Earnings per share - basic and dilutive	$69.10	$0.49

Upon the consummation of the reverse recapitalization, the assets and liabilities of PAAC were recognized at fair value. The fair value of cash and short-term liabilities acquired approximates their historical costs due to their short maturity. After the redemption of ordinary shares of PAAC before the closing of the business combination, the net assets acquired by the Company were in the amount of $2,418,444, which were recorded as an increase in additional paid-in capital. Assets and liabilities of PAAC upon the consummation of the reverse recapitalization are as follows:

Cash	$2,476,198
Prepaid expenses and other current assets	209
Accrued expenses	(57,963)
Net assets acquired by LGHL as of June 16, 2020	$2,418,444

During six months ended June 30, 2020, the Group incurred approximately $2.4 million of transaction costs for legal, accounting and consulting services directly associated with the reverse recapitalization. In accordance with SEC reporting guidance with regards to an operating company’s reverse acquisition with a nonoperating company having some cash, transaction costs incurred for the reverse acquisition, such as legal fees, investment banking fees and the like, may be charged directly to equity to the extent of the cash received, while all costs in excess of cash received should be charged to expense. Accordingly, the Group charged transaction costs of approximately $2.4 million to additional paid in capital in the consolidated financial statements.

1,933,740 Class B ordinary shares being 15% of the Exchange Shares (“Indemnity Escrow Shares”) otherwise issuable to LFGL shareholders are set aside in escrow for a period of 24 months after the closing to satisfy any post-closing purchase price adjustment and indemnification claims prescribed in the Business Combination Agreement. Additionally, 3,876,481 Class B ordinary shares being 30% of the Exchange Shares (the “Earnout Escrow Shares”, together with any dividends, distributions or other income on the Earnout Escrow Shares, the “Earnout Escrow Property”) otherwise issuable to LFGL shareholders are set aside in escrow until released upon the satisfaction of certain financial milestones below:

●	In the event that the net income for the calendar year ended December 31, 2021 (the “2021 Net Income”), as set forth in LGHL’s audited financial statements, is equal to or greater than $19,000,000 (the “First Net Income Target”), then, the Class B Sellers’ rights to 50% of the Earnout Escrow Property (the “First Half Earnout Property”) shall vest and shall no longer be subject to forfeiture. If the 2021 Net Income is less than the First Net Income Target, but is equal to or greater than $9,500,000, then the Sellers’ rights to 50% of the First Half Earnout Property shall vest and shall no longer be subject to forfeiture. In all other cases, the First Half Earnout Property will be forfeited.
●	In the event that the net income for the calendar year ended December 31, 2022 (the “2022 Net Income”), as set forth in LGHL’s audited financial statements, is equal to or greater than $21,850,000 (the “Second Net Income Target”), then the Class B Sellers’ rights to the remaining Earnout Escrow Property (after giving effect to any forfeitures for the 2021 calendar year, the “Second Half Earnout Property”) shall vest and shall no longer be subject to forfeiture. If the 2022 Net Income is less than the Second Net Income Target, but is equal to or greater than $10,925,000, then the Class B Sellers’ rights to 50% of the Second Half Earnout Property shall vest and shall no longer be subject to forfeiture. In all other cases, the Second Half Earnout Property will be forfeited.

Lion Group HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

Note 1 - Organization and Nature of Business (Continued)

Principal Activities

The Group generates commission revenues by enabling its customers to trade in securities, futures and derivative markets throughout the world. The Group’s trading customers consist of corporate clients, individual traders and retail investors primarily located in People’s Republic of China (“PRC”) and Southeast Asia, although its trading platform allows it to serve customers worldwide.

The Group also generates commission revenues by providing insurance brokerage services to high-net-worth individuals primarily located in the PRC.

In May 2019, the Group began to serve as the counterparty to its customers in derivative transactions. This predominantly occurs when a customer utilizes a contract for difference (CFD). CFDs allow for the exchange of the difference in value of a particular asset such as a currency pair between the time at which a contract is opened and the time at which it is closed. If the trades of one customer can be used to naturally offset the trades of another customer, the Group will act as the market maker to offer liquidity and pricing to both customers. When such an offsetting is not available, the Group may choose to use its own trades to offset the trades of its customer, and the Group may also act as a broker in arranging trades between the customer and third-party market makers.

The Group began offering total return swap (TRS) trading services to customers in early 2020. The Group has entered into International Swaps and Derivatives Association (ISDA) master agreements and related supplementary agreements with two of the top five swap traders in China. The Group is currently offering A-shares (shares that are denominated in Renminbi and traded in the Shanghai Stock Exchange and Shenzhen Stock Exchange) and Hong Kong stock basket linked TRS, which provides international investors seeking to invest in China stock market with higher leverage compared with buying A-share stocks directly. The Group earns income from the spread on interest rate loans provided to TRS trading customers and loans borrowed from its business partners. In addition, the Group also receives commission fees from customers for trades made through the TRS trading service.

For the first six months of 2020, the Group had three trading customers account for 38.9% of its total revenue; and for the first six months of 2019, the Group had two trading customers account for 44.2% of its total revenues. For the first six months of 2020 and 2019, one clearing broker accounted for 55.3% and 32.8%, respectively, of the Group’s total commissions expense.

For the first six months of 2020 and 2019, the Group placed 77.1% (less than 10% of total revenue for the first six months of 2020) and 73.6% (17.1% of total revenue for the first six months of 2019), respectively, of its insurance brokerage sales with one insurance provider.

The subsidiaries of the Company include a participant of the Stock Exchange of Hong Kong Limited (“SEHK”) and Hong Kong Securities Clearing Company Limited (“HKSCC”), remote trading member of Singapore Exchange Limited (“SGX”), and member of the Professional Insurance Brokers Association Limited (“PIBA”); possess the licenses issued by Hong Kong Securities and Futures Commission (“HKSFC”) to carry out regulated activities including Type 1 Dealing in Securities, Type 2 Dealing in Futures Contracts, Type 4 Advising on Securities, Type 5 Advising on Futures Contracts, and Type 9 Asset Management, and the full license issued by Cayman Islands Monetary Authority (“CIMA”) to carry out securities investment business including Broker Dealer and Market Maker.

COVID-19

In December 2019, COVID-19 emerged and has subsequently spread worldwide. In March 2020, the World Health Organization declared COVID-19 as a pandemic. Like most companies, Lion’s various business lines have been adversely impacted by COVID-19. CFD trading volume and futures contract volumes decreased significantly compared to the same period of prior year, which was mainly attributable to economic and financial impact brought about by COVID-19 on the Group’s customers, causing a decrease in both their willingness to trade and make investments as well as their disposable income allocated making such transactions. Furthermore, customers’ concerns about future unpredictability also caused their trading activity to decline, impacting our CFD trading business in particular. In addition, travel restrictions in Hong Kong caused cancellations and prevented management from attending branding, business promotion, and exhibition activities, which limited the opportunities to acquire new customers. Meanwhile, the Group’s futures and insurance brokerage businesses were negatively affected as new or existing customers may not be able to travel to Hong Kong to open new futures trading accounts or purchase insurance products. No impairments were recorded as of the consolidated balance sheet date, as the carrying amounts of the Group’s assets are expected to be recoverable; however, due to significant uncertainty surrounding the situation, management’s judgment regarding this could change in the future. In addition, the Group cannot reasonably estimate the related financial impact to the Group’s future financial results given the uncertainties surrounding the duration of the outbreak. The Group continues to monitor the impact of the COVID-19 outbreak closely.

Lion Group HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

Note 1 - Organization and Nature of Business (Continued)

Details of the Company’s subsidiaries as of June 30, 2020 are as follows:

	Date of	Place of
Company name	Incorporation or acquisition	incorporation or establishment	Ownership interest	Principal activities

Lion Financial Group Limited	June 16, 2015	British Virgin Islands	100%	Investment holding
Lion Wealth Management Limited	February 16, 2017	British Virgin Islands	100%	Investment holding

Lion International Securities Group Limited	May 20, 2016	Hong Kong	100%	Securities brokerage

Lion Futures Limited	May 20, 2016	Hong Kong	100%	Futures brokerage

Lion Foreign Exchange Limited	May 20, 2016	Hong Kong	100%	Dormant

Lion Asset Management Limited	May 20, 2016	Hong Kong	100%	Asset management
(F/K/A Lion Capital Management Limited)

BC Wealth Management Limited	October 14, 2014	Hong Kong	100%	Insurance brokerage

Lion Wealth Limited	October 4, 2018	Hong Kong	100%	Marketing and support service

Lion Brokers Limited	May 2, 2017	Cayman Islands	100%	Broker Dealer and Market Maker

Lion Investment Fund SPC	June 11, 2019	Cayman Islands	100%	Dormant

Lion International Financial (Singapore) Pte LTD	July 26,2019	Singapore	100%	Dormant

Proficient Alpha Acquisition Corp.	June 16, 2020	Nevada, USA	100%	Dormant

Lion Group HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

Note 2 - Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements reflect all adjustments that, in the opinion of management, are necessary to fairly present the financial statements for the interim periods. The condensed consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been prepared in accordance with the regulations of the Securities and Exchange Commission (“SEC”) for interim financial statements. Results for the interim periods are not necessarily indicative of results to be expected for the full year. These condensed consolidated financial statements should be read in conjunction with LFGL’s audited consolidated financial statements and related notes as of and for the year ended December 31, 2019.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in consolidation.

Translation of Foreign Currencies

The functional currency is the U.S. dollar for the Group’s Cayman Island operations and the Hong Kong dollar for all other Group operations. The Group’s reporting currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

The Group maintains its cash in bank deposit accounts which at times may exceed insured limits. The Group has not experienced any losses in such accounts. Management believes that the Group is not exposed to any significant credit risk on cash and cash equivalents.

Restricted Cash – Cash Balances Held on Behalf of Customers

The Group maintains segregated trust accounts with licensed banks or payment platform to hold customer funds in accordance with the relevant legislation. The Group has classified customer funds as bank balances held on behalf of customers with a corresponding payable to customers in the liabilities section of the consolidated balance sheets.

Securities Owned and Derivatives

Securities transactions are recorded on the trade date, as if they had settled.

Securities, futures and derivative positions are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement. See Notes 5 and 9 for more information on derivatives.

Lion Group HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

Note 2 - Significant Accounting Policies (Continued)

Receivables

Receivables arise from the business of dealing in investment securities, futures and derivatives and include the amounts due on brokerage transactions on a trade-date basis. Broker-dealers will require balances to be placed with them in order to cover the positions taken by its customers. Clearing house receivables typically represent proceeds receivable on trades that have yet to settle and are usually collected within two days. Receivables from broker-dealers and clearing organizations as presented in the consolidated balance sheets represent such receivables arising from the Group’s proprietary trading activities.

Receivables from broker-dealers and clearing organizations - customer accounts as presented in the consolidated balance sheets represent such receivables related to the Group’s customer trading activities, including receivables arising from customers’ trading activities in A-shares in connection with the Group’s TRS trading service.

Commissions receivable as presented in the consolidated balance sheets represent trading commissions due and amounts due from insurance providers once referrals have been made and the transactions have been executed under the terms of the relative insurance policy or subscription agreement. As of June 30, 2020, and December 31, 2019, commission receivables were related to insurance brokerage business.

Fixed Assets and Depreciation

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Intangible Assets

Intangible assets are originally recognized at cost. The useful lives of intangible assets are assessed to be either finite or indefinite. The Group’s intangible assets consist of eligibility rights to trade on or through the Stock Exchange of Hong Kong Limited (the “SEHK”) and trademarks registered in Singapore and Hong Kong. Management has determined that such assets have indefinite useful lives and are tested for impairment annually either individually or at the cash-generating unit level. These intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

Payables

Payables arise from the business of dealing in investment securities, futures and derivatives. The Group borrows loans from business partners at benchmark interest rate plus a fixed spread, and immediately lent to TRS trading service customers. Loans borrowed for TRS trading services are included in the payables to broker-dealers.

Payables to customers as presented in the consolidated balance sheets represent such payables related to the Group’s customer trading activities as well as the cash balances held on behalf of customers.

Commissions payable mainly represent amounts owed to referral sources outside of the Group for transactions referred based on the terms of the underlying agreements. As of June 30, 2020, and December 31, 2019, commissions payable were both related to the insurance brokerage business.

Lion Group HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

Note 2 - Significant Accounting Policies (Continued)

Commissions Expenses

Commissions expense related to security and derivative transactions are recorded on a trade date basis. Commissions expense on insurance products are recognized on the closing date of a transaction as determined by the terms of the relevant contract and insurance policy.

Earnings (Losses) per Ordinary Share

The Company complies with accounting and disclosure requirements ASC Topic 260, “Earnings Per Share.” Earnings (losses) per ordinary share is computed by dividing net income by the weighted average number of ordinary shares issued and outstanding for the periods except that it does not include ordinary shares subject to forfeiture or cancellation. Diluted net income per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options, warrants, and unvested restricted shares. The dilutive effect of outstanding stock options, warrants, and restricted shares is reflected in diluted earnings per share by application of the treasury stock method and the if-converted method, respectively. During the six months ended June 30, 2020 and 2019, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the income of the Company. As a result, diluted earnings per ordinary share is the same as basic earnings per ordinary share for the periods presented.

The 1,933,740 Indemnity Escrow Shares and 3,876,481 Earnout Escrow Shares are considered contingently returnable shares and therefore are excluded from the computation of basic and diluted earnings per share. During the six months ended June 30, 2020 and 2019 (on a retroactively adjusted basis), warrants to purchase ordinary shares that could potentially dilute earnings per share in the future and were excluded from the computation of diluted earnings per share because to do so would have been antidilutive were 17,795,000 shares each.

Reclassification

Certain prior periods amounts have been reclassified to be comparable to the current period presentation. The reclassification has no effect on previously reported net assets or net income (loss).

Income Taxes

The amount of current taxes payable or refundable is recognized as of the date of the consolidated financial statements, utilizing currently enacted tax laws and rates of the relevant authorities. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and tax credits based on applicable tax rates. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion of the deferred tax asset will not be realized. Deferred tax expenses or benefits are recognized in the consolidated financial statements for the changes in deferred tax liabilities or assets between years.

The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group presents any interest or penalties related to an underpayment of income taxes as part of its income tax expense.

Lion Group HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

Note 2 - Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Subtopic 842).” The new guidance requires lessees to recognize assets and liabilities arising from leases as well as extensive quantitative and qualitative disclosures. A lessee will need to recognize on its balance sheets a right of-use asset and a lease liability for the majority of its leases (other than leases that meet the definition of a short-term lease). The lease liabilities will be equal to the present value of lease payments. The right-of-use asset will be measured at the lease liability amount, adjusted for lease prepayment, lease incentives received and the lessee’s initial direct costs. For public business entities, the standard is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Since the Company is not a U.S. broker dealer, it does not qualify as a public business entity. In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities”. Under the ASU, private companies may apply the new leases standard for fiscal years beginning after December 15, 2021, and to interim periods within fiscal years beginning after December 15, 2022. ASU 2016-02 is required to be applied using the modified retrospective approach for all leases existing as of the effective date and provides for certain practical expedients. Upon adoption, the Group will recognize a lease liability and corresponding right-to-use asset based on the present value of minimum lease payments. The effects on the results of operations are not expected to be significant, as recognition and measurement of expenses and cash flows for leases will be substantially the same under the new standard.

In June 2016, FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For private companies, the ASU on credit losses will take effect for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. All entities may adopt the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). In May 2019, FASB issued ASU No.2019-05, Financial instrument—Credit Losses (Topic 326), Targeted Transition Relief, which provides an irrevocably fair value option to elect for eligible instruments. In November 2019, FASB issued ASU 2019-11 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which clarified and improved various aspects of ASU 2016-13. In November 2019, FASB issued ASU 2019-10 to amend private companies, not-for-profit organizations, and certain small public companies effective date on its credit losses (CECL) standards to fiscal years beginning after December 15, 2022 and interim periods therein. The Group has evaluated the effect of the adoption of this ASU and does not expect there will be significant impact on its consolidated financial statements from the adoption of the new guidance.

Lion Group HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

Note 3 - Revenue Recognition

Under ASC Topic 606 Revenue from Contracts with Customers, revenues are recognized when control of the promised goods or services is transferred to customers in exchange for an amount that reflects the consideration the Group expects to be entitled to in return for transferring those goods or services.

Significant Judgments

Revenue from contracts with customers include commission income from securities, futures and derivative brokerage, market making trading and insurance brokerage. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

The Group earns fees and commissions from securities, futures and derivatives brokerage services and CFD trading services when the Group acts as a market maker. Each time a customer executes a securities, futures, derivative or CFD transaction, commissions and fees are earned. Commissions and related clearing fees and expenses are recorded on the trade date. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Group charges securities brokerage commissions and market making commissions based on amount of transaction volume, or the number of shares, lots of contracts executed in each order, which generally vary in accordance with the type of products or services the Group offers.

The Group also earns commission income arising from insurance brokerage services which are recognized at a point in time when the performance obligation has been satisfied by successfully referring an insurance client to an insurer in accordance with the relevant broker contract. The commission earned is equal to a percentage of the premium paid to the insurance provider.

The following table presents revenue from contracts with customers, in accordance with ASC Topic 606, by major source and geographic region:

	Six Months Ended June 30,
	2020	2019

Insurance brokerage commissions	$638,574	$1,820,214
Futures and securities brokerage commissions	565,517	1,457,232
Market making commissions and fees	2,717,614	3,840,917

Total revenue from contracts with customers	$3,921,705	$7,118,363

Hong Kong	$1,204,091	$3,277,446
Cayman Islands	2,717,614	3,840,917

	$3,921,705	$7,118,363

All of the Group’s revenues from contracts with customers are recognized at a point in time.

Trading Gains (Losses), Interest Income and Other

Trading gains and losses along with interest revenue fall within the scope of ASC Topic 825, Financial Instruments, which is excluded from the scope of ASC Topic 606.

Trading gains (losses) consist of realized and unrealized gains (losses) derived from (i) managed portfolio trading positions where the Group act as counterparty to customers’ trades, (ii) marking up the bid/offer spreads on customers’ CFD transactions and (iii) interest rate difference between currency pairs the Group hold resulting from rolling over currency positions. Changes in fair value in relation to derivative contracts are recorded in trading gains (losses), net on a daily basis.

Interest income primarily consist of interests earned on bank deposit and short-term loans the Group extends to unrelated third parties, and interest earned from loans provided to TRS trading customers, which are recorded on an accrual basis. Interest income is recognized as it accrued using the effective interest method.

Other income primarily consists of advisory service fee, government subsidy and other miscellaneous charges from customers etc.

Lion Group HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

Note 4 - Cash and Restricted Cash

The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheets and statements of cash flows.

	June 30,
	2020	2019

Cash	$8,111,409	$4,005,213
Restricted Cash	1,470,486	2,809,573

Total cash and restricted cash presented in the consolidated statement of cash flows	$9,581,895	$6,814,786

Restricted cash includes cash balances held on behalf of customers (See Note 2 for further information).

Note 5 - Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Lion Group HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

Note 5 - Fair Value (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

●	Level 2 are inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the Group’s major categories of assets and liabilities measured at fair value on a recurring basis follows.

Exchange-traded equity securities and futures are generally valued based on quoted prices at the close of trading on the period end date. To the extent these securities and futures are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

Listed derivatives that are actively traded are valued based on quoted prices at the close of trading on the period end date and are categorized in level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in level 2 of the fair value hierarchy.

Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be either observed or modeled using a series of techniques and model inputs from comparable benchmarks. Substantially all of the Group’s OTC derivatives were carried at fair value based on spot exchange rates broadly distributed in active markets, or amounts approximating fair value. Such values are categorized as level 2 of the fair value hierarchy.

Lion Group HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

Note 5 - Fair Value (Continued)

The following table presents the Group’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at June 30, 2020 and December 31, 2019.

At June 30, 2020 (Unaudited)

	Quoted Prices
	in Active	Significant	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets

Listed equity securities	$9,424	$-	$-	$9,424
Derivatives	-	11,069	-	11,069

	$9,424	$11,069	$-	$20,493

At December 31, 2019

	Quoted Prices
	in Active	Significant	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets

Listed equity securities	$180,201	$—	$—	$180,201
Derivatives	—	194,110	—	194,110

	$180,201	$194,110	$—	$374,311

There were no transfers between level 1 and level 2 during either year.

Lion Group HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

Note 5 - Fair Value (Continued)

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

At June 30, 2020 (Unaudited)

		Quoted Prices
		in Active	Significant	Significant
	Total	Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs	Estimated
	Value	(Level 1)	(Level 2)	(Level 3)	Fair Value

Assets
Cash and cash equivalents	$8,111,409	$8,111,409	$-	$-	$8,111,409
Bank balances held on behalf of customers	1,470,486	1,470,486	-	-	1,470,486
Receivables from broker-dealers and clearing organizations	18,703	-	18,703	-	18,703
Receivables from broker-dealers and clearing organizations - customer accounts	2,182,623	-	2,182,623	-	2,182,623
Short-term loans receivable	2,087,593	-	2,087,593	-	2,087,593
Commissions receivable	60,839	-	60,839	-	60,839
Other receivable	306,368	-	306,368	-	306,368
	$14,238,021	$9,581,895	$4,349,758	$-	$14,238,021

Liabilities
Payables to customers	$3,044,689	$-	$3,044,689	$-	$3,044,689
Payable to broker-dealers	607,132	-	607,132	-	607,132
Commissions payable	16,953	-	16,953	-	16,953
Other payables	1,149,637	-	1,149,637	-	1,149,637
Short-term borrowings	621,101	-	621,101	-	621,101
	$5,439,512	$-	$5,439,512	$-	$5,439,512

At December 31, 2019

		Quoted Prices
		in Active	Significant	Significant
	Total	Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs	Estimated
	Value	(Level 1)	(Level 2)	(Level 3)	Fair Value

Assets
Cash and cash equivalents	$6,388,978	$6,388,978	$—	$—	$6,388,978
Bank balances held on behalf of customers	2,192,201	2,192,201	—	—	2,192,201
Receivables from broker-dealers and clearing organizations	20,409	—	20,409	—	20,409
Receivables from broker-dealers and clearing organizations - customer accounts	1,664,552	—	1,664,552	—	1,664,552
Short-term loans receivable	1,637,310	—	1,637,310	—	1,637,310
Commissions receivable	88,560	—	88,560	—	88,560
Other receivable	166,064	—	166,064	—	166,064
	$12,158,074	$8,581,179	$3,576,895	$—	$12,158,074

Liabilities
Payables to customers	$3,853,693	$—	$3,853,693	$—	$3,853,693
Commissions payable	29,439	—	29,439	—	29,439
Dividends payable	385,901	—	385,901		385,901
Other payables	417,445	—	417,445	—	417,445
Short-term borrowings	1,412,570	—	1,412,570		1,412,570
Short-term borrowings from related party	128,415	—	128,415	—	128,415
	$6,227,463	$—	$6,227,463	$—	$6,227,463

Lion Group HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

Note 6 - Short-term Loans Receivable and Short-term Borrowings

Short-term Loans Receivable

On December 20, 2019, the Group issued notes receivable in an aggregate of approximately $1,626,000 to an unrelated party. The notes are due June 20, 2020 and accrue interest at a rate of 6% per annum. On June 20, 2020, the notes were extended to December 20, 2020 and the loans and all accrued interest thereon shall be repaid on the new repayment date. For six month ended June 30, 2020, interest income earned on these notes were approximately $49,000.

In June, 2020, the Group entered into loan agreements in the aggregate principal amount of $442,000 to two unrelated parties. Both loans are due in six months accrue interest at a rate of 6% per annum. For six month ended June 30, 2020, interest income earned on these notes were approximately $1,500.

Short-term Borrowings

In August and September 2019, Lion Wealth Limited (“LWL”) obtained short-term borrowings in an aggregate of $20,409,250 from China Tonghai Financial Limited (“Tonghai”) with an interest rate of 13% per annum and due on December 5, 2019. Lion Financial Group Limited acts as the corporate guarantor and the guarantee is a continuing guarantee and extends to the ultimate balance of all borrowings. The majority of the proceeds from the short-term borrowings were then advanced to four unrelated entities (collectively, the “Borrowers”) under four separate loan agreements in an aggregate of $19,108,159, at an interest rate of 15% per annum and with due dates ranging from November 27, 2019 to December 5, 2019. On December 5, 2019, LWL entered into a Deed of Novation with Tonghai and a new debtor, Xiao Bin Trading Company Limited (“Xiao Bin”), whereby LWL transferred all of its rights and obligations pertaining to $19.1 million of the borrowings under its original borrowing agreement with Tonghai to Xiao Bin. The remaining $1.3 million under the original borrowing agreement which was not novated was included in the line “Short-term Borrowings” in the consolidated balance sheet as of December 31, 2019. Simultaneous to this novation agreement, LWL entered into four separate Deeds of Novation with Xiao Bin, as the new creditor, and the four Borrowers to transfer all of LWL’s rights and obligations under the four original loan agreements totaling $19.1 million to Xiao Bin. The Group offset legal rights resulting from the Deed of Novation with Tonghai and the four Deeds of Novation with the Borrowers in the amount of $19.1 million. Since only the rights and obligations were transferred and no cash transactions were made, the settlement was properly accounted for as noncash transaction. As a result, a gain from forgiveness of debts of approximately $26,000 was recognized and the remaining outstanding short-term borrowings in the amount of $1,284,155 were extended from December 5, 2019 to March 5, 2020.

On March 5, 2020, LWL entered into a supplemental loan agreement with China Tonghai Financial Limited to further extend the repayment of this remaining outstanding amount of $1,284,155 from March 5, 2020 to April 6, 2020. On April 8 and June 23, 2020, LWL made repayments in the aggregate of approximately $663,000, and obtained grace periods to further extend the repayment of the remaining outstanding amount of $621,000 to August 31, 2020. For the six months ended June 30, 2020, interest expense incurred on the remaining outstanding balance totaled approximately $71,000.

In September 2019, Lion Financial Group Limited obtained short-term borrowings with an unrelated third-party lender at an interest rate of 12% per annum in the amount $510,230 which were guaranteed by shareholder. As of December 31, 2019, the remaining balance of such unrelated party borrowing was $128,415 which was subsequently fully repaid by January 3, 2020.

In November 2019, LWL obtained short-term borrowings from a related party in the amount of $128,415 with an interest rate of 12% per annum due on February 6, 2020. As of December 31, 2019, the remaining balance of such borrowing was $128,415 which was subsequently fully repaid by January 3, 2020.

Lion Group HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

Note 7 - Equity

Ordinary Shares and Preferred Shares

The Company is authorized to issue (i) 450,000,000 ordinary shares, $0.0001 par value per share, divided into 300,000,000 Class A Ordinary Shares and 150,000,000 Class B Ordinary Shares, and (ii) 50,000,000 preferred shares, $0.0001 par value per share. As of June 16, 2020, subsequent to the closing of the Business Combination, there were 17,399,176 ordinary shares outstanding, including 7,647,962 Class A ordinary shares and 9,751,214 Class B ordinary shares, and no preferred shares outstanding. There were also 17,795,000 publicly traded warrants outstanding, each exercisable to purchase one Class A ordinary share at a price of $11.50 per share.

The shareholders of Class A ordinary shares and Class B ordinary shares have the same rights except for the voting and conversion rights. Each Class A ordinary share is entitled to one vote, and is not convertible into Class B ordinary share under any circumstance; and each Class B ordinary share is entitled to ten votes, and is convertible into one Class A ordinary share at any time by the holder thereof, subject to adjustments for any subdivision or combination.

Warrants

Upon the Closing, each outstanding warrant of PAAC automatically represents the right to purchase one Class A Ordinary Share in the form of the Company’s ADSs in lieu of one ordinary share of PAAC at a price of $11.50 per share or $11.50 per ADS, subject to adjustment as discussed below. However, no warrants issued in exchange for PAAC’s Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the Class A Ordinary Shares issuable upon exercise of the warrants and a current prospectus relating to such Class A Ordinary Shares. Notwithstanding the foregoing, if a registration statement covering the shares issuable upon exercise of such warrants is not effective within a specified period following the Closing, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis in the same manner as if the Company called the warrants for Redemption and required all holders to exercise their warrants on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the Class A Ordinary Shares traded in the form of ADSs for the ten (10) trading days ending on the trading day prior to the date of exercise. The Company warrants became exercisable thirty (30) days after the Closing and will expire on the fifth anniversary of the Closing.

The Company’s warrants issued in exchange for PAAC’s private warrants are identical to warrants issued in exchange for the PAAC’s Public Warrants, except that such private warrants will be exercisable for cash (even if a registration statement covering the Class A Ordinary Shares issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable by the Company, in each case so long as they are still held by PAAC’s initial purchasers or their affiliates.

The Company may call the warrants for Redemption (excluding the private warrants), in whole and not in part, at a price of $0.01 per warrant,

●	at any time while the warrants are exercisable;

●	upon not less than 30 days’ prior written notice of Redemption to each warrant holder;

●	if, and only if, the reported last sale price of the Company’s ADSs equals or exceeds $18.00 per ADS, for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of Redemption to warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to the Class A Ordinary Shares underlying such warrants commencing five business days prior to the 30-day trading period and continuing each day thereafter until the date of Redemption.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of Redemption. On and after the Redemption date, a record holder of a warrant will have no further rights except to receive the Redemption price for such holder’s warrant upon surrender of such warrant.

Lion Group HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

Note 7 - Equity (Continued)

The Redemption criteria for the Company’s warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our Redemption call, the Redemption will not cause the share price to drop below the exercise price of the warrants.

If the Company calls the warrants for Redemption as described above, management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Class A Ordinary Shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. In this case, the “fair market value” shall mean the average reported last sale price of the Class A Ordinary Shares traded in the form of the Company’s ADSs for the 10 trading days ending on the third trading day prior to the date on which the notice of Redemption is sent to the holders of warrants. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our Class A Ordinary Shares at the time the warrants are called for Redemption, our cash needs at such time and concerns regarding dilutive stock issuances.

The exercise price and number of Class A Ordinary Shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of Class A Ordinary Shares at a price below their respective exercise prices.

Note 8 - Related Parties

The Group received subscription payments from its then sole shareholder prior to Business Combination to meet the capital needs, which were reflected in the consolidated statements of changes in equity. In addition, the sole shareholder also funded the Group’s working capital needs and the Group repaid and provided advances to the shareholder from time to time, which were recorded in due from or due to shareholder included in the consolidated balance sheets. Any advances received from and made to the shareholder are non-interest bearing and due on demand.

Prior to the Closing, an individual shareholder owns 100% of the LFGL’s outstanding shares which were initially financed with subscription receivable from the shareholder recorded as a reduction to equity. The shareholder has been making subscription payments based on the capital needs. As of January 1, 2019, subscription receivable from shareholder was $3,022,606.

During six months ended June 30, 2019, the shareholder did not make payments towards the subscription receivable; the Group received and fully repaid the advances from shareholder for working capital needs in an aggregate of approximately $1,501,000, and provided advances to shareholder in an aggregate of approximately $4,433,000 accounted for as due from shareholder.

During six months ended June 30, 2020, dividends paid to the individual shareholder were $385,901; the Group received and fully repaid the advances from shareholder for working capital needs in an aggregate of approximately $1,426,000.

Also see Note 6 for a description of a short-term loan received from a related party in November 2019.

Lion Group HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

Note 9 - Derivatives

Derivative financial instruments used for trading purposes are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally CFDs are based on spot exchange rates broadly distributed in active markets. Factors taken into consideration in estimating the fair value of OTC derivatives include market liquidity, concentrations, and funding and administrative costs incurred.

The Group does not apply hedge accounting as defined in FASB ASC 815 because all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

As discussed in Note 1, the Group’s derivative trading activity primarily relates to situations where it assumes the role of a market maker or a counter party in its customers’ CFD transactions. If the trades of one customer can be used to naturally hedge and offset the trades of another customer, the Group will act as the market maker to offer liquidity and pricing to both customers. When such an offsetting is not available, the Group may choose to use its own trades to hedge and offset the trades of its customer.

The contractual amounts related to CFDs reflect the volume and activity and generally do not reflect the amounts at risk. The fair value of the asset or liability is the best indicator of the Group’s risk. The credit risk for the CFDs is limited to the unrealized fair value gains (losses) recorded in the balance sheets. Market risk is substantially dependent upon the value of the underlying assets and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

A summary of the Group’s open derivative positions at June 30, 2020 (Unaudited) is as follows:

June 30, 2020

	Number of	Fair Value	Fair Value	Net
Description	Open Positions	of Asset	of Liability	Amount

Market Maker Positions
Gold CFD’s	80	11,797	(2,472)	9,325
Other	36	2,296	(552)	1,744

		$14,093	$(3,024)	$11,069

A summary of the Group’s open derivative positions at December 31, 2019 is as follows:

	Number of	Fair Value	Fair Value	Net
Description	Open Positions	of Asset	of Liability	Amount

Market Maker Positions
Foreign Currency CFDs	442	$117,004	$(100)	$116,904
Gold CFDs	90	64,635	(3,690)	60,945
Crude Oil CFDs	63	15,011	(720)	14,291
Other	11	2,300	(330)	1,970

		$198,950	$(4,840)	$194,110

Lion Group HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

Note 9 - Derivatives (Continued)

Offsetting Arrangements

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated balance sheets if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Concentrations of Credit Risk

The Group is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, individuals, and other financial institutions. In the event counterparties do not fulfill their obligations, the Group may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Group’s policy to review, as necessary, the credit standing of each counterparty.

Note 10 - Income Taxes

The current and deferred portions of the income tax expense included in the statements of operations and comprehensive income as determined in accordance with FASB ASC 740 are as follows:

	Six Months Ended June 30,
	2020 (Unaudited)	2019 (Unaudited)

Current	$2,842	$58,038
Deferred	479	1,955

	$3,321	$59,993

Lion Group HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

Note 10 - Income Taxes (Continued)

A reconciliation of the difference between the expected income tax expense or benefit computed at applicable statutory income tax rates and the Group’s income tax expense is shown in the following table:

	Six Months Ended June 30,
	2020 (Unaudited)	2019 (Unaudited)

Income tax expense (benefit) at applicable statutory rate (1)	$9,738	$544,962
Nondeductible expenses	5,090	4,992
(Income) loss not subject to tax (2)	(323,006)	(642,193)
Current year change in valuation allowance	311,499	140,398
Other	-	11,834

Reported income taxes	$3,321	$59,993

(1)	The applicable statutory rate applied is based on the profits tax rates in Hong Kong. Effective for tax years ended on or after December 31, 2018, the applicable tax rate was 8.25% on the first HK $2,000,000 of assessable profits and 16.5% on any assessable profits above that threshold. The 8.25% tax rate can only be utilized by one entity in a controlled group. All other Hong Kong entities in the Group utilize the 16.5% tax rate. The Singapore entity within the Group has an applicable tax rate of 17.0%.

(2)	The Group also has entities domiciled in the British Virgin Islands and the Cayman Islands, but such entities are not subject to income or capital gains taxes.

Significant components of the Group’s deferred tax assets (liabilities) are presented below:

	June 30, 2020 (Unaudited)	December 31, 2019

Deferred tax asset
Accrued employee benefits	$735	$1,195
Net operating loss carryforwards	1,119,949	808,450
Less: Valuation allowance	(1,119,949)	(808,450)
Net deferred tax asset	735	1,195

Deferred tax liability
Fixed assets	(537)	(518)
Deferred tax assets, net	$198	$677

Lion Group HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

Note 10 - Income Taxes (Continued)

Management has applied a valuation allowance to the total amount of deferred tax assets based on the determination that it is more likely than not that some portion of the deferred tax asset will not be realized. This determination was based on the historic and estimated future profitability of the entities to which the deferred tax assets relate. The tax rules in Hong Kong do not allow the Group to file on a consolidated basis.

Note 11 - Commitments

The Group leases certain office premises under non-cancelable leases. Rent expenses under operating leases for six months ended June 30, 2020 and 2019 were approximately $323,000 and $237,000, respectively.

Future minimum payments under non-cancelable operating leases were as follows at June 30, 2020:

Year Ended December 31,

2020	$274,035
2021	234,340
2022	144,544
2023	3,734

$656,653

Note 12 - Regulatory Requirements

The following table illustrates the minimum regulatory capital as established by the Hong Kong Securities and Futures Commission, the Insurance Authority (Hong Kong) and the Cayman Islands Monetary Authority (CIMA) that the Company’s subsidiaries were required to maintain as of June 30, 2020 and the actual amounts of capital that were maintained.

Entity Name	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of requirement Maintained
Lion International Securities Group Limited	$387,081	$1,077,577	$690,496	278%
Lion Futures Limited	387,081	830,743	443,662	215%
Lion Asset Management Limited	12,903	36,757	23,854	285%
BC Wealth Management Limited	12,903	253,570	240,667	1965%
Lion Broker Limited (Cayman)	428,781	8,413,627	7,984,845	1962%
Total	$1,228,749	$10,612,274	$9,383,524	864%

Lion Group HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

Note 13 - Segment Reporting

ASC 280, Disclosures about Segments of an Enterprise and Related Information establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise which engage in business activities from which they may earn revenues and incur expenses, and about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. Reportable segments are defined as an operating segment that either (a) exceeds 10% of revenue, or (b) reported profit or loss in absolute amount exceeds 10% of profit of all operating segments that did not report a loss or (c) exceeds 10% of the combined assets of all operating segments.

The Group has three primary operating segments (1) futures and securities brokerage services, (2) insurance brokerage services and (3) market making trading (CFD trading) services. The Group’s futures and securities brokerage segment generates commissions income by enabling customers to trade in futures and securities markets throughout the world. The Group’s insurance brokerage segment generates commissions by providing insurance brokerage services to high-net-worth individuals. The Group engages in market making (CFD trading) activities where it serves as the counterparty to its customers in derivative transactions. The Group experiences trading gains and losses from such market making (CFD trading) activities. The other segment houses the Group’s proprietary trading activities in investment securities, futures and derivatives, manages the deployment of capital throughout the group, and also includes executive management functions and corporate overhead.

Lion Group HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

Note 13 - Segment Reporting (Continued)

	Futures and securities brokerage services	Insurance brokerage services	Market making trading (CFD trading)	Other	Total

Six months ended June 30, 2020

Revenue	$617,242	$638,574	5,126,239	$48,461	$6,430,516

Commissions	387,439	315,083	59,539	-	762,061
Compensation	607,139	135,312	-	743,709	1,486,160
Occupancy	3,119	142,052	3,600	174,453	323,224
Communication and technology	208,672	2,393	257,311	1,286	469,662
General and administrative	34,396	24,502	105,853	128,037	292,788
Professional fees	800	-	112,506	40,547	153,853
Service fees	-	-	119,379	112,406	231,785
Interest	-	-	4,989	74,354	79,343
Depreciation	10,484	-	-	11,508	21,992
Marketing	222	222	105,013	94,491	199,948
Other operating expenses	3,847	-	19,309	9,346	32,502

	1,256,118	619,564	787,499	1,390,137	4,053,318

Income (loss) from operations	$(638,876)	$19,010	$4,338,740	$(1,341,676)	$2,377,198

Total segment assets	$3,793,041	$214,252	$7,987,408	$3,075,902	$15,070,603

Six months ended June 30, 2019

Revenue	$1,461,652	$1,820,214	$4,703,195	$22,180	$8,007,241

Commissions	982,402	1,032,955	260,073	-	2,275,430
Compensation	599,070	177,570	-	240,999	1,017,639
Occupancy	193,583	25,521	-	17,597	236,701
Communication and technology	228,876	-	135,580	1,120	365,576
General and administrative	83,274	37,281	26,680	173,272	320,507
Professional fees	5,026	2,231	38,446	16,919	62,622
Service fees	-	-	12,538	151,876	164,414
Interest	979	-	-	-	979
Depreciation	13,827	-	-	10,485	24,312
Marketing	248	-	-	-	248
Other operating expenses	2,576	-	4,878	16,232	23,686

	2,109,861	1,275,558	478,195	628,500	4,492,114

Income (loss) from operations	$(648,209)	$544,656	$4,225,000	$(606,320)	$3,515,127

Total segment assets	$8,503,320	$353,481	$3,862,557	$683,852	$13,403,210

Lion Group HOLDING LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

Note 14 - Subsequent Events

Management has considered subsequent events through August 21, 2020, which was the date these consolidated financial statements were issued.

On July 24, 2020, the Company issued an aggregate of 300,000 Class A ordinary shares, represented by ADSs to PAAC’s prior directors and officers in an amount of approximately $60,000, which were granted in 2019 and fully earned upon Business Combination.

On August 1, 2020, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors (the “Investors”), pursuant to which, the Investors have committed to purchase from the Company, and the Company agreed to issue ADSs at US$3.00 per ADS for an aggregate purchase price of US$3 million, with an option for an additional US$1 million. The Company also agreed to issue to the Investors (i) upon each closing additional ADSs will be issued as an origination fee, the aggregate amount of which will be 200,000 ADSs, and (ii) additional ADSs as compensation to the Investors should the trading price of the Company’s ADSs decrease below US$3.00 for certain periods as set forth in the Securities Purchase Agreement. In connection with the Investors’ purchase of Company’s ADSs, the Company further agreed to issue to the Investors warrants to purchase our ADS at US$3.00 per ADS. Such warrants shall be exercisable for a period of three years from the issuance date. On August 3, 2020, the first tranche of $1 million was closed in exchange for issuance of an aggregate of 333,334 ADSs. In addition, an aggregate of 50,000 ADSs were issued as origination fee.